Filed by Peugeot S.A.
 Pursuant to Rule 425 under the Securities Act of 1933
 Subject Company: Peugeot S.A.

Form F-4 File No.: 333-240094

The following is a press release made by Peugeot S.A. on December 14, 2020.

PRESS RELEASE

IMPORTANT NOTICE

By reading this communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). A registration statement on Form F-4 was filed with the SEC in connection with the combination of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. (“PSA”) through a cross-border merger and was declared effective by the SEC on November 20, 2020, and the prospectus was mailed to the holders of PSA ordinary shares (other than holders of PSA ordinary shares who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about November 23, 2020. Shareholders of PSA and FCA who are U.S. persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may obtain free copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.

Vélizy-Villacoublay, 14 December 2020

The Special Meeting and the Extraordinary General Meeting of Peugeot S.A. will be held on January 4, 2021 behind closed doors.

In the light of the Covid-19 epidemic and pursuant to the provisions of regulation n°2020-1497 of December 2, 2020 (which extends and amends regulation n°2020-321 of March 25, 2020), the Managing Board of Peugeot S.A. has decided that the Extraordinary General Meeting and the Special Meeting of shareholders holding double voting rights of January 4, 2020 will be held at the head office of the Company behind closed doors, without the physical presence of the shareholders and other persons entitled to attend.

The prior notices of these Meetings, including the agenda and the draft resolutions that will be submitted to the vote of both Meetings, were published in the official bulletin of legal notices (Bulletin des Annonces Légales Obligatoires – "BALO") on November 23, 2020. Notices convening these Meetings were published in the BALO on December 14, 2020.

Communications Division -  www.groupe-psa.com/en -  +33 6 61 93 29 36–  @GroupePSA_EN

Other documents and information concerning these Meetings will be kept available, under applicable legal and regulatory conditions, to shareholders at the head office and published on Groupe PSA website at the following address: https://www.groupe-psa.com/en/finance/individual-shareholders/general-meeting/.

The shareholders are invited to send their questions in written form from now on and no later than December 28, 2020 and preferably by e-mail to the following address: communication-financiere@mpsa.com. The answers to these questions will be published on Groupe PSA website.

Both Meetings will be live broadcasted on Groupe PSA website.

Concerning the exercise of the voting right, the Managing Board recommend the shareholders to favour voting through the Internet.

Conditions of attendance to these Meetings are provided in the brochures and notices of these Meetings, both available on Groupe PSA website.

The Company informs its shareholders that the terms of participation in these Meetings may be amended, regarding the consideration of proxies given by shareholders in particular.

Shareholders are invited to regularly consult the section of the Company’s website that is dedicated to the General Meeting in order to obtain all the up-to-date information on the procedures for participating in these meetings.

Media contacts:

Karine Douet: +33 6 61 64 03 83 – karine.douet@mpsa.com

Valérie Gillot: +33 6 83 92 92 96 – valerie.gillot@mpsa.com

About Groupe PSA

Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.

Media library: medialibrary.groupe-psa.com  /  @GroupePSA_EN

Communications Division -  www.groupe-psa.com/en -  +33 6 61 93 29 36–  @GroupePSA_EN

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission, (including the registration statement on Form F-4 that was declared effective by the SEC on November 20, 2020) the AFM and CONSOB and PSA’s filings with the AMF.

Communications Division -  www.groupe-psa.com/en -  +33 6 61 93 29 36–  @GroupePSA_EN